April 12, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Assembly Biosciences, Inc.

Registration Statement on Form S-3

Filed March 22, 2023

File No. 333-270760

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Assembly Biosciences, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-270760) (the “Registration Statement”) to 4:30 p.m. Eastern Time on Friday, April 14, 2023 or as soon thereafter as practicable.

The Company acknowledges that both the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the U.S. Securities and Exchange Commission.

Please contact P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at +1.213.687.5122 as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Regards,

By: /s/ Jason A. Okazaki

Name: Jason A. Okazaki

Title: Chief Executive Officer and President

cc: P. Michelle Gasaway

Skadden, Arps, Slate, Meagher & Flom LLP

John O. Gunderson

Assembly Biosciences, Inc.

331 Oyster Point Blvd., 4th Flr., South San Francisco, CA 94080